Exhibit 99.2

EKSPORT
FINANS
NORWAY
FIRST QUARTER
REPORT 2016
Eksportfinans ASA

Financial highlights
03
Report from the board of directors
04
Results
04
Balance sheet
05
Lending
05
Securities
05
Funding
05
Liquidity
05
Events after the balance sheet date
06
Condensed statement of profit or loss and other comprehensive income
07
Condensed balance sheet
08
Condensed statement of changes in equity
09
Condensed cash flow statement

Notes to the condensed financial statements

Cover photo: Sturlason
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited
Financial highlights
The information for the first quarters of 2016 and 2015 are unaudited.
First quarter
(NOK million)
2016
2015
Net interest income

Total comprehensive income 1)
(18)
(142)
Return on equity 2)
(1.0%)
(7.4%)
Net return on average assets and liabilities 3)
0.28%
0.34%
Net operating expenses / average assets 4)
0.19%
0.14%
Total assets
62,730
89,113
Loans outstanding 5)
26,166
37,462
Public sector borrowers or guarantors 6)
39.4%
38.6%
Core capital adequacy
39.9%
25.0%
Capital adequacy
39.9%
25.2%
Exchange rate NOK/USD 7)
8.2692
8.0895
Definitions
1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 70 million for the first quarter of 2016 compared to NOK 265 million for the first quarter of 2015.
2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included. For more information see notes 4, 5 and 6 to the accompanying condensed financial statements.
6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7) Exchange rate at balance sheet date.
First quarter report 2016 3

Report from the board of directors
Results
Profit/(loss) for the period
Net interest income was NOK 76 million for the first quarter of 2016 compared to NOK 101 million for the same period in 2015. The reduction is primarily due to a lower level of interest generating assets.
Total comprehensive income was negative NOK 18 million for the first quarter of 2016. The comparable figure was negative NOK 142 million for the first quarter of 2015. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans’ own debt (as explained in the section “Net other operating income”).
Table 1 below shows the calculation of the non-IFRS measure of profit, excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement (“PHA”), with the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt. Profit, excluding unrealized gains and losses and excluding realized losses hedged by the PHA, amounted to NOK 42 million for the first quarter of 2016. This was a decrease of NOK 19 million compared to the same period in 2015. The primary reason for this decrease was a gain in the first quarter of 2015 related to the realization of ISK 2 billion of previously frozen funds in Iceland.
Net other operating income
Net other operating income was negative NOK 67 million in the first quarter of 2016 compared to negative NOK 263 million for the same period in 2015. These figures are primarily due to fluctuations in the credit spreads of Eksportfinans’ own debt. In the first quarter of 2016, unrealized gains on Eksportfinans’ own debt amounted to NOK 238 million compared to unrealized gains of NOK 55 million for the same period in 2015 (see note 2 to the accompanying condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 186 million in the first quarter of 2016 (whereof around NOK 190 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 256 million for the same period in 2015 (see note 15 to the accompanying condensed financial statements).
The cumulative unrealized gain on Eksportfinans’ own debt, net of derivatives, is
Table 1: Non-IFRS profit for the period
First quarter
(NOK million)
2016
2015
Comprehensive income according to IFRS
(18)
(142)
Net unrealized losses/(gains)
9

Unrealized gains/(losses) related to Glitnir 1)
71
(2)
Tax effect of the items above
(20)
(77)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the
PHA
42
61
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains)
hedged by the PHA 2)
2.2%
3.2%
1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).
2) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.
First quarter report 2016 4

NOK 1,442 million as of March 31, 2016 (whereof around NOK 1,440 million is due to credit spread effects), compared to NOK 2,054 million as of March 31, 2015.
Total operating expenses
Total operating expenses amounted to NOK 34 million in the first quarter of 2016, compared to NOK 33 million for the same period in 2015.
Balance sheet
Total assets amounted to NOK 62.7 billion at March 31, 2016, compared to NOK 65.1 billion at December 31, 2015 and NOK 89.1 billion at March 31, 2015. The reduction was mainly due to exchange rate fluctuations.
Outstanding bond debt was NOK 48.4 billion at March 31, 2016 compared to NOK 51.2 billion at December 31, 2015 and to NOK
68.3 billion at March 31, 2015. Again, the decrease was mainly due to exchange rate fluctuations.
The core capital ratio was 39.9 percent at March 31, 2016 compared to 36.5 percent at December 31, 2015 and 25.0 percent at March 31, 2015.
Lending
The volume of outstanding export loans was NOK 23.4 billion at March 31, 2016 compared to NOK 26.4 billion at December 31, 2015, and NOK 34.9 billion at March 31, 2015. The decrease in volume of outstanding export loans is due to scheduled maturities combined with no new lending.
Eksportfinans’ involvement in local government lending totaled NOK 1.8 billion at March 31, 2016, compared to NOK 1.8 billion at December 31, 2015 and NOK 2.6 billion at March 31, 2015.
The negative impact of decreasing oil prices on the oil and oil services industries in Norway and worldwide does not affect Eksportfinans’ loan book in any material way as the relevant loans are secured by guarantees from either GIEK (The Norwegian Guarantee Institute for Export Credits) and/or highly rated banks.
Securities
The total securities portfolio was NOK 25.6 billion at March 31, 2016, compared to NOK
24.2 billion at December 31, 2015 and NOK
32.8 billion at March 31, 2015.
The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (the “liquidity reserve portfolio”).
The fair value of the PHA portfolio was NOK 5.6 billion at March 31, 2016, compared to NOK 6.2 billion at December 31, 2015 and NOK 6.7 billion at March 31, 2015. The amount guaranteed by the PHA has been reduced from NOK 5 billion to NOK 1.5 billion with a corresponding reduction in annual costs of NOK 42 million, with effect from March 1, 2016. For further information on the PHA see Note 14 to the accompanying condensed financial statements.
The fair value of the liquidity reserve portfolio was NOK 20.1 billion at March 31, 2016, compared to NOK 18.0 billion at December 31, 2015 and NOK 26.1 billion at March 31, 2015.
Funding
Eksportfinans did not seek new long term funding in the first quarter of 2016.
Liquidity
As at March 31, 2016, short term liquidity amounted to NOK 22.9 billion, consisting of the liquidity reserve portfolio of NOK 20.1 billion and cash equivalents of NOK 2.8 billion. Including the PHA portfolio of NOK 5.6
First quarter report 2016 5

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [2]	Estimated loan receivables maturing [3]	Estimated investments maturing [4]	Estimated cumulative liquidity [5]
Short-term liquidity at March 31, 2016 [1]				22.9
2016	27.4	6.7	1.3	3.4
2017	9.8	5.1	1.7	0.4
2018	1.9	3.6	0.5	2.7
2019	2.3	3.0	0.4	3.7
2020	1.1	2.8	0.3	5.7
2021	2.0	1.3	0.5	5.4
2022	0.3	0.9	0.3	6.4
2023	0.3	0.6	0.3	6.8
2024	0.2	0.4	0.3	7.3
Thereafter	3.9	0.7	0.5	4.6
Total	49.2	25.1	5.9	

1) Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits.
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.
3) Represents principal amount of loan receivables.
4) Represents principal amount of investments in the PHA portfolio.
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at March 31, 2016.

billion, total liquidity reserves amounted to NOK 28.5 billion at March 31, 2016. The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term.

A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying condensed financial statements.

Table 2 above shows cumulative liquidity, as measured by short-term liquidity as of March 31, 2016, plus maturing loans and investments and minus maturing bond debt, based on estimated maturities.

During the first quarter of 2016, the liquidity position has been improved by foreign exchange rate fluctuations and movements in key market risk factors, primarily on the debt portfolio. Lower levels on the JPY/USD exchange rate led to longer estimated maturities on the structured bond portfolio.

Market developments have been within the scenarios covered in the company's liquidity planning activities. Liquidity reserves combined with the company's liquidity contingency plans are expected to meet liquidity needs going forward. This includes the company's USD 1 billion credit facility (see note 14) with its three largest owner banks.

Events after the balance sheet date

On Wednesday March 30, 2016 Eksportfinans signed a contract regarding the sale of its section of the office property in Dronning Mauds gate 15 in central Oslo, with effect from April 15, 2016.

Oslo, May 4, 2016
EKSPORTFINANS ASA
The board of directors

First quarter report 2016 6

Condensed statement of profit or loss and other comprehensive income
The information for the three months ended March 31, 2016 and 2015 are unaudited.
First quarter
(NOK million) 2016 2015 Note Interest and related income 386 484
Interest and related expenses 310 383
Net interest income 76 101
Net commissions related to banking services 0 (1)
Net gains/(losses) on
financial instruments at fair value (70) (265) 2,15
Other income 3 3
Net other operating income/(loss) (67) (263)
Total operating income (9) (162)
Salaries and other administrative expenses 28 28
Depreciations 4 4
Other expenses 2 1
Total operating expenses 34 33
Pre-tax operating loss (25) (195)
Taxes (7) (53)
Profit/loss for the period (18) (142)
Other comprehensive income * 0 0
Total comprehensive income (18) (142)
* Items that will not be reclassified to profit or loss. The income/(loss) arises from actuarial calculations on pension.
The accompanying notes are an integral part of these condensed financial statements.
First quarter report 2016 7

Unaudited

Condensed balance sheet

(NOK million)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Note
Loans due from credit institutions [1]	6,418	7,053	10,720	4,6,7
Loans due from customers [2]	21,793	24,462	32,523	5,6,7
Securities	25,645	24,187	31,677	8
Repurchase receivable	0	0	1,109	
Financial derivatives	3,357	4,293	7,959	
Deferred tax asset	1	0	0	
Intangible assets	2	2	3	
Property, equipment and investment property	204	208	214	9
Other assets	5,310	4,937	4,908	10
Total assets	**62,730**	**65,142**	**89,113**	
Deposits by credit institutions	0	0	1,110	
Bond debt [3]	48,431	51,174	68,345	11
Financial derivatives	4,740	4,398	5,837	
Taxes payable	38	76	394	
Deferred tax liabilities	0	1	153	
Other liabilities	2,005	1,952	4,455	12
Provisions	125	132	152	
Subordinated debt	0	0	1,048	
Total liabilities	**55,339**	**57,733**	**81,494**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	566	566	1,043	
Other equity	4,054	4,072	3,805	
Total shareholders' equity	**7,391**	**7,409**	**7,619**	
Total liabilities and shareholders' equity	**62,730**	**65,142**	**89,113**	

1) Of NOK 6,418 million at March 31, 2016, NOK 5,877 million is measured at fair value through profit or loss and NOK 541 million is measured at amortized cost. Of NOK 7,053 million at December 31, 2015, NOK 6,493 million is measured at fair value through profit or loss and NOK 560 million is measured at amortized cost. Of NOK 10,720 million at March 31, 2015, NOK 10,579 million is measured at fair value through profit or loss and NOK 141 million is measured at amortized cost
2) Of NOK 21,793 million at March 31, 2016, NOK 8,683 million is measured at fair value through profit or loss and NOK 13,110 million is measured at amortized cost. Of NOK 24,462 million at December 31, 2015, NOK 10,064 million is measured at fair value through profit or loss and NOK 14,398 million is measured at amortized cost. Of NOK 32,523 million at March 31, 2015, NOK 15,067 million is measured at fair value through profit or loss and NOK 17,456 million is measured at amortized cost.
3) Of NOK 48,431 million at March 31, 2016, NOK 34,408 million is measured at fair value through profit or loss and NOK 14,023 million is measured at amortized cost. Of NOK 51,174 million at December 31, 2015, NOK 35,856 million is measured at fair value through profit or loss and NOK 15,318 million is measured at amortized cost. Of NOK 68,345 million at March 31, 2015, NOK 50,499 million is measured at fair value through profit or loss and NOK 17,846 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2016 8

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital[1]	Reserve unrealized gains [2]	Other equity	Comprehen sive income	Total equity
Equity at January 1, 2015	2,771	1,043	3,946	0	7,760
Actuarial gains/(losses) and other comprehensive income	0	0	0	0	0
Profit/(loss) for the period	0	0	0	(142)	(142)
Equity at March 31, 2015	**2,771**	**1,043**	**3,946**	**(142)**	**7,619**
Equity at January 1, 2016	2,771	566	4,072	0	7,409
Actuarial gains/(losses) and other comprehensive income	0	0	0	0	0
Profit/(loss) for the period	0	0	0	(18)	(18)
Equity at March 31, 2016	**2,771**	**566**	**4,072**	**(18)**	**7,391**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.
2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of March 31, 2016.
3) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have increased the reserve for unrealized gains by NOK 11 million and reduced other equity by NOK 29 million. The closing balances would have been NOK 577 million for the reserve for unrealized gains, and NOK 4,043 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2016 9

Unaudited
Condensed cash flow statement
First quarter
(NOK million) 2016 2015
Pre-tax operating profit/(loss) (26) (195)
Provided by operating activities:
Accrual of contribution from the Norwegian government (18) (40)
Unrealized losses/(gains) on financial instruments at fair value 9 281
Depreciation 4 4
Principal collected on loans 2,493 3,156
Purchase of financial investments (trading) (1,979) (8,931)
Proceeds from sale or redemption of financial investments (trading) 189 3,906
Contribution paid by the Norwegian government 0 0
Taxes paid (37) 0
Changes in:
Accrued interest receivable (292) (82)
Other receivables (517) 10
Accrued expenses and other liabilities 370 (279)
Net cash flow from operating activities 196 (2,170)
Proceeds from sale or redemption of financial investments 1 0
Net cash flow from financial derivatives 471 3,621
Purchases of fixed assets 0 (1)
Net cash flow from investing activities 472 3,620
Change in debt to credit institutions 0 1,110
Principal payments on bond debt (520) (3,719)
Net cash flow from financing activities (520) (2,609)
Net change in cash and cash equivalents *) 148 (1,159)
Cash and cash equivalents at beginning of period 2,827 6,013
Effect of exchange rates on cash and cash equivalents (133) 373
Cash and cash equivalents *) at end of period 2,842 5,227
*) Cash equivalents are defined as bank deposits with original maturity less than three months.
The accompanying notes are an integral part of these condensed financial statements.
First quarter report 2016 10

Unaudited
Notes to the accounts
1. Accounting policies
Eksportfinans’ first quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (IFRS), in line with IFRS as adopted by the European Union (EU). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2015) are the same as those applied in Eksportfinans’ annual financial statements of 2015. Those financial statements were approved for issue by the Board of Directors on February 19, 2016 and included in the company’s Annual Report on Form 20-F for the year-end December 31, 2015. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2015. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures which should be read in conjunction with the annual financial statements.
The information for the three months ended March 31, 2016 and 2015 is unaudited. The information as of and for the year ended December 31, 2015 is derived from the company’s audited consolidated financial statements as of and for the year ended December 31, 2015.
2. Net gains/(losses) on financial instruments at fair value
Net realized and unrealized gains/(losses) on financial instruments at fair value
First quarter
(NOK million) 2016 2015
Securities held for trading 3 (2)
Financial derivatives (12) (15)
Other financial instruments at fair value (52) 33
Net realized gains/(losses) (61) 16
Loans and receivables 78 (5)
Securities 1) 38 34
Financial derivatives 2) (362) (367)
Bond debt 3) 4) 238 45
Subordinated debt and capital contribution securities 3) 4) 0 10
Other (1) 2
Net unrealized gains/(losses) (9) (281)
Net realized and unrealized gains/(losses) (70) (265)
1) Net unrealized gains/(losses) on securities
First quarter
(NOK million) 2016 2015
Securities held for trading 7 39
Securities designated as at fair value at initial recognition 31 (5)
Total 38 34
2) The Portfolio Hedge Agreement entered into in March 2008, is included with a gain of NOK 65 million as of March 31, 2016 and a loss of NOK 38 million as of March 31, 2015.
3) In the first quarter of 2016, Eksportfinans had an unrealized gain of NOK 238 million (gain of NOK 55 million in the corresponding period of 2015) on its own debt.
4) In the first quarter of 2016, Eksportfinans had an unrealized loss of NOK 0 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 368 million in the corresponding period of 2015). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a gain of NOK 238 million (gain of NOK 423 million in the same period of 2015).
See note 15 for a presentation of the above table including effects from economic hedging.
First quarter report 2016 11

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at March 31, 2016, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

Risk-weighted assets and off-balance sheet items

(NOK million)	Mar 31, 2016		Dec 31, 2015		Mar 31, 2015	
	Book value	Risk-weighted value	Book Value	Risk-Weighted value	Book value	Risk-weighted value
Total assets	62,730	13,700	65,142	15,127	89,113	21,476
Off-balance sheet items		49		53		48
Operational risk		1,079		1,079		1,847
Total currency risk		683		704		617
Total risk-weighted value		**15,512**		**16,962**		**23,989**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	Mar 31, 2016		Dec 31, 2015		Mar 31, 2015	
Core capital [1)]	6,185	39.9%	6,184	36.5 %	6,000	25.0 %
Additional capital [2)]		0.0%		0.0 %	37	0.2 %
Total regulatory capital	**6,185**	**39.9%**		**36.5 %**	**6,037**	**25.2%**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

First quarter report 2016 12

Unaudited

4. Loans due from credit institutions

(NOK million)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Cash equivalents [1]	2,842	2,828	5,227
Other bank deposits and claims on banks [3]	(42)	264	208
Loans to other credit institutions, nominal amount (also included in note 6) [2]	3,689	4,110	5,366
Accrued interest on loans and unamortized premium/discount on purchased loans	(17)	(17)	(17)
Adjustment to fair value on loans	(54)	(132)	(64)
Total	**6,418**	**7,053**	**10,720**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 2,119 at March 31, 2016, NOK 2,691 million at December 31, 2015 and NOK 3,887 million at March 31, 2015.
3) The company has entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. The company has placed an initial deposit with the selling bank, which is used as consideration for these purchases. The amounts in the table represent remaining deposit or overdraft related to these agreements.

5. Loans due from customers

(NOK million)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Loans due from customers, nominal amount (also included in note 6)	21,477	24,105	32,096
Accrued interest on loans and unamortized premium/discount on purchased loans	284	325	367
Adjustment to fair value on loans	32	32	60
Total	**21,793**	**24,462**	**32,523**

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Loans due from credit institutions	3,689	4,110	5,366
Loans due from customers	21,477	24,105	32,096
Total nominal amount	**25,166**	**28,215**	**37,462**
Commercial loans	12,264	14,066	20,285
Government-supported loans	12,902	14,149	17,177
Total nominal amount	**25,166**	**28,215**	**37,462**
Capital goods	7,054	8,146	9,793
Ships	11,770	12,872	16,814
Export-related and international activities [*]	4,566	5,402	8,229
Direct loans to Norwegian local government sector	1,060	1,074	1,891
Municipal-related loans to other credit institutions	700	700	700
Loans to employees	16	21	35
Total nominal amount	**25,166**	**28,215**	**37,462**

First quarter report 2016 13

Unaudited

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Shipping	2,097	2,476	2,904
Infrastructure	774	790	821
Banking and finance	400	747	618
Real estate management	655	679	1,041
Oil and gas	243	309	482
Consumer goods	300	300	300
Environment	97	101	113
Renewable energy	0	0	1,950
Total nominal amount	**4,566**	**5,402**	**8,229**

7. Loans past due or impaired

(NOK million)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Interest and principal installment 1-30 days past due	4	0	0
Not matured principal on loans with payments 1-30 days past due	0	0	0
Interest and principal installment 31-90 days past due	0	0	0
Not matured principal on loans with payments 31-90 days past due	0	0	0
Interest and principal installment more than 90 days past due	101	195	202
Not matured principal on loans with payments more than 90 days past due	296	322	333
Total loans past due	**401**	**517**	**545**
Relevant collateral or guarantees received *)	401	409	448
Fair value adjustment on loans past due	0	79	63
Impairments on loans measured at amortized cost	0	0	0

*) The company considers all loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 401 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 97 percent of the amounts in default. The remaining 3 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities and repurchase receivable

(NOK million)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Trading portfolio	23,833	22,292	29,896
Repurchase receivable	0	0	1,109
Other securities at fair value through profit and loss	1,812	1,895	1,781
Total	**25,645**	**24,187**	**32,786**

First quarter report 2016 14

Unaudited
9. Property, equipment and investment property
(NOK million) Mar 31, 2016 Dec 31, 2015 Mar 31, 2015
Buildings and land in own use 123 125 128
Investment property 76 77 78
Total buildings and land 199 202 206
Other fixed assets 5 6 8
Total fixed assets and investment property 204 208 214
10. Other assets
(NOK million) Mar 31, 2016 Dec 31, 2015 Mar 31, 2015
Settlement account 108 Agreement 335 268 176
Cash collateral provided 3,639 3,277 3,450
Collateral deposit*) 1,240 1,321 1,213
Other 96 71 69
Total other assets 5,310 4,937 4,908
*)The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.
11. Bond debt
(NOK million) Mar 31, 2016 Dec 31, 2015 Mar 31, 2015
Bond debt 48,942 51,670 68,031
Adjustment to fair value on debt (1,178) (940) (653)
Accrued interest 667 444 967
Total bond debt 48,431 51,174 68,345
12. Other liabilities
(NOK million) Mar 31, 2016 Dec 31, 2015 Mar 31, 2015
Grants to mixed credits 35 38 48
Cash collateral received 1,960 1,889 4,364
Other short-term liabilities 10 25 43
Total other liabilities 2,005 1,952 4,455
First quarter report 2016 15

Unaudited

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. For income and expenses between the segments, the transactions are at arms length.

Income and expenses divided between segments

	Export lending First quarter		**Municipal lending** First quarter		**Securities** First quarter	
(NOK million)	2016	2015	2016	2015	2016	2015
Net interest income [1]	**50**	**68**	**1**	**2**	**25**	**31**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	12	31	0	0	(9)	(17)
Income/expense allocated by volume [4]	5	1	0		5	1
Net other operating income	**17**	**32**	**0**	**0**	**(4)**	**(16)**
Total operating income	**67**	**100**	**1**	**2**	**21**	**15**
Total operating expenses	**14**	**14**	**0**	**1**	**20**	**18**
Pre-tax operating profit/(loss)	**53**	**86**	**1**	**1**	**1**	**(3)**
Taxes	13	24	0	0	0	(1)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**40**	**62**	**1**	**1**	**1**	**(2)**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

First quarter report 2016 16

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	First quarter	
(NOK million)	2016	2015
Export lending	40	62
Municipal lending	1	1
Securities	1	(2)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**42**	**61**
Net unrealized gains/(losses) 1)	(9)	(281)
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	(71)	2
Tax effect of the items above	20	77
Total comprehensive income	**(18)**	**(142)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	PHA 5)
Balance January 1, 2016	2,210	971	105	8,317	(419)
Change in the period	(255)	(423)	(6)	(1,476)	(33)
Balance March 31, 2016	**1,955**	**548**	**99**	**6,841**	**(452)**
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(881)	60	8	(3,269)	(26)
Balance March 31, 2015	**3,430**	**613**	**97**	**11,225**	**(568)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Effective from March 1, 2008, Eksportfinans entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement stated that it would offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. As of March 1, 2016 the agreement was renegotiated to reduce the amount for losses covered from NOK 5 billion to NOK 1.5 billion. This was due to the reduction of the underlying portfolio. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans would pay a monthly fee of NOK 5 million to the participants in the agreement. As of March 1, 2016, this amount was reduced to NOK 1.5 million, due to the reduction of the guarantee amount mentioned above. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2015, (filed with the Securities and Exchange Commission on April 25, 2016 and published on Eksportfinans' web page, www.eksportfinans.no).

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2015. Eksportfinans has not utilized this credit facility.

First quarter report 2016 17

Unaudited
15. Market risk - effects from economic hedging
Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company’s management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.
The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.
Net realized and unrealized gains/(losses) on financial instruments at fair value
First quarter
(NOK million) 2016 2015
Securities 1) (9) (17)
Other financial instruments at fair value 1) (52) 33
Net realized gains/(losses) (61) 16
Loans and receivables 1) 66 (3)
Securities 1) 109 (16)
Bond debt 1) 2) 3) (186) (254)
Subordinated debt and capital contribution securities 1) 2) 3) 0 (2)
Other financial instruments at fair value 1) (1) 1
Net unrealized gains/(losses) (12) (274)
Financial derivatives related to the 108 Agreement 4) 3 (7)
Net realized and unrealized gains/(losses) (70) (265)
1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 1,442 million as of March 31, 2016, compared to NOK 2,054 million as of March 31, 2015.
3) In the first quarter of 2016, Eksportfinans had an unrealized loss of NOK 186 million (loss of NOK 256 million in the same period of 2015) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.
Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’. For the first quarter of 2016 and 2015, the company recorded NOK 381 million and NOK 481 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 537 million and NOK 770 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 5 million, and positive NOK 3 million, respectively, of interest income on economic hedging instruments and negative NOK 227 million and negative NOK 387 million, respectively, of interest expense on economic hedging instruments.
First quarter report 2016 18

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2016

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,981	2,140	25	61	55	87	4,350
Loans and receivables due from customers	637	664	5,759	9,042	6,423	3,773	26,298
Securities	1,425	6,904	1,603	1,323	776	3,627	15,658
Derivatives net settled	9	531	595	208	208	407	1,959
Derivatives gross settled (pay leg)	(3,219)	(405)	(2,737)	(3,802)	(2,425)	(2,255)	(14,843)
Derivatives gross settled (receive leg)	3,409	426	3,196	4,185	2,520	2,451	16,187
Cash collateral	0	2,400	0	0	0	0	2,400
Total assets	**4,242**	**12,660**	**8,441**	**11,018**	**7,557**	**8,091**	**52,009**
Liabilities							
Non-structured bond debt	1,381	19,182	6,079	11,756	2,817	0	41,216
Structured bond debt	37	1,122	687	2,425	707	5,575	10,553
Derivatives net settled	55	72	340	627	627	91	1,811
Derivatives gross settled (pay leg)	3,615	16,607	12,363	1,330	56	2,594	36,565
Derivatives gross settled (receive leg)	(3,446)	(15,920)	(11,005)	(1,186)	(57)	(2,669)	(34,284)
Cash collateral	0	1,959	0	0	0	0	1,959
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**1,642**	**23,022**	**8,464**	**14,952**	**4,150**	**5,591**	**57,820**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,769	302	2,497	66	56	92	4,783
Loans and receivables due from customers	1,163	972	5,519	10,195	7,054	4,443	29,347
Securities	4	1,503	8,590	1,475	819	3,952	16,342
Derivatives net settled	0	(16)	1,215	245	245	502	2,192
Derivatives gross settled (pay leg)	(8,142)	(5,379)	(16,983)	(1,727)	(3,431)	(3,701)	(39,362)
Derivatives gross settled (receive leg)	8,596	5,622	17,892	1,944	3,678	3,886	41,617
Cash collateral	0	3,277	0	0	0	0	3,277
Total assets	**3,390**	**6,282**	**18,731**	**12,198**	**8,422**	**9,174**	**58,195**
Liabilities							
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199	43,894
Structured bond debt	5	94	1,875	2,321	1,176	5,580	11,051
Derivatives net settled	88	75	343	706	706	154	2,073
Derivatives gross settled (pay leg)	2,515	4,062	6,416	1,083	193	3,089	17,357
Derivatives gross settled (receive leg)	(2,430)	(3,981)	(5,068)	(915)	(199)	(3,043)	(15,636)
Cash collateral	0	1,889	0	0	0	0	1,889
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**185**	**2,212**	**31,564**	**13,622**	**5,066**	**7,980**	**60,629**

First quarter report 2016 19

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	4,399	816	230	2,903	63	120	8,531
Loans and receivables due from customers	658	1,699	6,881	14,931	7,758	6,641	38,568
Securities	439	2,145	12,500	9,679	204	4,762	29,729
Derivatives net settled	15	524	774	435	435	498	2,681
Derivatives gross settled (pay leg)	(8,601)	(6,566)	(18,730)	(13,518)	(3,080)	(4,447)	(54,943)
Derivatives gross settled (receive leg)	9,436	6,898	20,332	14,618	3,455	4,711	59,450
Cash collateral	0	3,450	0	0	0	0	3,450
Total assets	**6,346**	**8,966**	**21,986**	**29,048**	**8,835**	**12,285**	**87,467**
Liabilities							
Deposits by credit institutions	1,110	0	0	0	0	0	1,110
Non-structured bond debt	0	2,682	11,127	34,360	2,717	2,781	53,667
Structured bond debt	2,772	970	3,556	4,101	1,042	5,978	18,419
Derivatives net settled	70	79	467	910	910	319	2,757
Derivatives gross settled (pay leg)	2,094	4,825	2,935	5,563	376	3,163	18,955
Derivatives gross settled (receive leg)	(1,739)	(4,149)	(2,770)	(4,243)	(407)	(3,119)	(16,427)
Cash collateral	0	4,364	0	0	0	0	4,364
Subordinated loans	0	0	1,061	0	0	0	1,061
Total liabilities	**4,306**	**8,771**	**16,376**	**40,691**	**4,639**	**9,122**	**83,905**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

First quarter report 2016 20

Unaudited

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2015.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	March 31, 2016		March 31, 2015	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	8.5 %	(0.7)	5.2 %
Loans to municipalities	(0.3)	8.9 %	(0.9)	9.4 %
Collaboration loans	(0.1)	15.7 %	(0.3)	17.9 %
Guaranteed loans	(2.2)	66.9 %	(3.4)	67.5 %
Total loans		**100.0 %**		**100.0 %**

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 150 basis points as of March 31, 2016 (from -4 basis points to 150 basis points as of March 31, 2015). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time, representing NOK 12 million. As of March 31, 2015 a 95 percent confidence interval was 1 basis point representing NOK 5 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from six different market makers and pricing vendors as of March 31, 2016. Among the six different quote providers, the major price provider (Bloomberg) covered 63 percent (88 percent as of March 31, 2015). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	March 31, 2016	March 31, 2015
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	4.0	9.0
Structured bond debt	6.0	7.0

The spreads applied for fair value measurement of bond debt are in the range from 100 basis points to 175 basis points as of March 31, 2016 (from 122 basis points to 157 basis points as of March 31, 2015).

17.2 Financial assets measured at fair value through profit or loss

	March 31, 2016				March 31, 2015			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	167	5,346	360	5,873	655	9,526	396	10,577
Loans due from customers	0	456	8,227	8,683	0	1,255	13,811	15,066
Securities	0	25,645	0	25,645	0	32,785	0	32,785
Financial derivatives	0	2,321	1,036	3,357	0	6,691	1,268	7,959
Other assets	0	3,639	0	3,639	0	3,450	0	3,450
Total fair value	167	37,407	9,623	47,197	655	53,707	15,475	69,837

First quarter report 2016 21

Unaudited

17.3 Financial liabilities measured at fair value through profit or loss

	March 31, 2016				March 31, 2015			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	0	0	0	0	1,110	0	1,110
Unstructured bond debt	0	0	25,503	25,503	0	33,381	0	33,381
Structured bond debt	0	0	8,904	8,904	0	0	17,119	17,119
Financial derivatives	0	3,985	755	4,740	0	4,359	1,479	5,837
Other liabilities	0	1,965	0	1,965	0	4,369	0	4,369
Subordinated debt	0	0	0	0	0	0	1,048	1,048
Total fair value	0	5,950	35,162	41,112	0	43,219	19,645	62,864

Movement of level 3 financial assets

	From January 1, 2016 to March 31, 2016				From January 1, 2015 to March 31, 2015			
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	408	9,602	928	10,937	384	13,471	1,408	15,263
Total gains or losses *)	(24)	(432)	119	(338)	31	785	16	832
Settlements	(24)	(942)	(11)	(977)	(20)	(445)	(155)	(620)
Closing balance	360	8,227	1,036	9,623	396	13,811	1,268	15,475
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(24)	(432)	156	(300)	31	785	76	893

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

	From January 1, 2016 to March 31, 2016				From January 1, 2015 to March 31, 2015			
(NOK million)	Structured bond debt	Unstructured bond debt***)	Financial derivatives	Total	Bond debt	Financial derivatives	Subordinated debt	Total
Opening balance	9,322	26,534	997	36,853	19,922	913	965	21,800
Total gains or losses *) **)	(82)	(156)	(238)	(476)	(413)	596	83	266
Settlements	(336)	(875)	(4)	(1,215)	(2,391)	(30)	0	(2,421)
Transfers	0	0	0	0	0	0	0	0
Closing balance	8,904	25,503	755	35,162	17,119	1,479	1,048	19,645
Total gains or losses *) **) for the period in profit or loss for liabilities held at the end of the reporting period	(76)	(128)	(203)	(407)	741	656	83	1,479

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.
***) Unstructured bond debt is transferred from level 2 to level 3 in June 30, 2015 due to lack of observable market data.

First quarter report 2016 22

Unaudited

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Mar 31, 2016		Dec 31, 2015		Mar 31, 2015	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	6,352	6,418	7,003	7,053	10,667	10,720
Loans due from customers	23,930	21,793	26,753	24,462	35,408	32,523
Securities	25,645	25,645	24,187	24,187	31,677	31,677
Repurchase receivable	0	0	0	0	1,109	1,109
Financial derivatives	3,357	3,357	4,293	4,293	7,959	7,959
Other assets	5,310	5,310	4,937	4,937	4,908	4,908
Liabilities						
Deposits by credit institutions	0	0	0	0	1,110	1,110
Non-structured bond debt	41,210	39,526	43,634	41,852	53,487	51,227
Structured bond debt	8,904	8,904	9,322	9,322	17,119	17,119
Financial derivatives	4,740	4,740	4,398	4,398	5,837	5,837
Other liabilities	2,008	2,005	1,956	1,952	4,460	4,455
Subordinated debt	0	0	0	0	1,048	1,048

18. Contingencies

Although Eksportfinans is no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either Eksportfinans or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. In light of the fact that the Company no longer is making new government supported loans the Ministry asserts that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the Ministry and the Company does not agree, these matters will, in accordance with the 108 Agreement, be referred to a court of arbitration. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in reduced revenues from the fixed gross margin and in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect our results of operations or financial position. The court of arbitration is expected to reach a judgment during the second quarter of 2016.

19. Events after the balance sheet date

On Wednesday March 30, 2016 Eksportfinans signed a contract regarding the sale of its section of the office property in Dronning Mauds gate 15 in central Oslo, with effect from April 15, 2016.

First quarter report 2016 23